

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2019

<u>Via E-Mail</u>

Kai E. Liekefett
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019

> **Re: Texas Pacific Land Trust Inc.**
> **Form 8-K filed July 31, 2019**
> **Response Letter and Form 8-K dated June 14, 2019**
> **File No. 1-00737**

Dear Mr. Liekefett:

We understand from your press release dated July 31, 2019, that Texas Pacific Land Trust and the dissident shareholders have entered into a settlement agreement. According to your press release, the parties have dismissed their litigation in the U.S District Court of the Northern District of Texas and have also agreed to form a committee to explore converting the Trust to a C-corporation. The July 31, 2019 press release further states that "at least until" this committee has completed its work, the vacant trustee position will remain open.

Your past disclosure, including in a press release dated June 14, 2019, indicated that the proxy solicitation was suspended pending resolution of the litigation. Now that the litigation has been dismissed by mutual agreement, please advise (with a view to further disclosure to shareholders) of your intentions with respect to using proxies you previously solicited for the shareholders meeting originally scheduled to be held on May 21, 2019. We also direct your attention to comment 3 in our prior comment letter dated June 20, 2019 regarding our concerns about using previously-solicited proxies.

Please respond promptly to this letter. Direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions